Exhibit 99.1

ASX RELEASE | August 1, 2018 | ASX:PLL; NASDAQ:PLLL

PIEDMONT STRENGTHENS US-BASED BOARD

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce the appointment of Jeff Armstrong to the Board of Directors as an Independent Non-Executive Director, effective from today. Following Mr. Armstrong’s appointment, Mark Pearce will step down from his Non-Executive Director position, also effective today.

Mr. Armstrong resides in Charlotte, North Carolina where he is actively engaged in the community and has extensive relationships with major corporations and entrepreneurs alike.  He serves as CEO and Managing Partner of North Inlet Advisors, LLC, a firm providing strategic and financial advice to companies on capital formation, mergers, acquisitions, divestitures, restructurings, and other corporate transactions.

Mr. Armstrong was previously a senior leader in what is now Wells Fargo’s Investment Bank for nearly a decade, where his leadership roles included the Head of Corporate Finance, Mergers and Acquisitions, Private Equity Coverage and Leveraged Capital groups. Mr. Armstrong also worked as an investment banker for Citigroup from 1994 to 1999, and for Morgan Stanley from 1987 to 1994.

Mr. Armstrong graduated from the University of Virginia with a B.S. in finance and marketing from the McIntire School of Commerce and an MBA from the Darden School of Business.

Keith D. Phillips, President and Chief Executive Officer, said: “Jeff is an outstanding addition to our Board and will add valuable experience and extend our relationships in North Carolina. We are pleased to have another U.S.-based independent director, and I look forward to working closely with him. In addition, on behalf of the Board, I would like to thank Mark for his substantial contribution in progressing Piedmont into a dual-listed U.S. lithium development company with plans to provide a new U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.”

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

About Piedmont Lithium

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s.  The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.  It is a premier location to be developing and integrated lithium business based on its favourable geology, proven metallurgy and easy access to infrastructure, power, R&D centres for lithium and battery storage, major high-tech population centres and downstream lithium processing facilities.

USA
Piedmont Lithium Project
Lincolnton
Piedmont Lithium Project
321
Hallman-Beam Mine
CSX railroad
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
85
FMC, Bessemer City Lithium Processing Facility
Kings Mountain Mine
Albemarle, Kings Mountain Lithium Processing Facility
Proposed Piedmont Lithium Chemical Plant Site
Norfolk Southern railroad
Piedmont Lithium project
Former lithium mine
Carolina Tin-Spodumene Belt
Shear Zone/Tectonic Boundary
Major highway
Railway
City
10 km
N

Piedmont Lithium Locations within the Carolina Tin-Spodumene Belt

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.